

August 18, 2022

Ana Mendendez
Chief Financial Officer
Watsco, Inc.
2665 South Bayshore Drive, Suite 901
Miami, Florida 33133

> **Re: WATSCO INC**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 25, 2022**
> **Form 10-Q for the Quarterly Period Ended June 30, 2022**
> **Filed August 4, 2022**
> **File No. 1-05581**

Dear Ms. Mendendez:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

1. We note that you have experienced supply chain disruptions. In future filings, please discuss whether these disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact TaTanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-3336 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services